                                                                 Exhibit (e)(23)

The following weblog installments have been posted to PeopleSoft's website at www.peoplesoft.com. These are the most recent in a series of weblog commentaries written by Gary Reback regarding the ongoing Oracle antitrust trial. These and the other weblog installments may be accessed without charge by clicking on "View from the Court" at PeopleSoft's website at www.peoplesoft.com.

--------------------------------------------------------------------------------


TRIAL DAY 11:  JUNE 22, 2004

Today, Oracle began its case with the expert testimony of Tom Campbell, Dean of the Haas School of Business at U.C. Berkeley. In a trial, you usually start with your best and strongest, and everybody assumed Oracle would do the same. After all, Tom must have the world's best resume: Ph.D. in economics, law degree from Harvard, impressive government appointments and elective positions, Supreme Court clerkship, countless accolades and honors.

But once the testimony started, it seemed to me that everything seemed to turn around. First, Dr. Campbell asserted that he was assuming the Government's market definition placed each procurement in a separate antitrust market. He was primed to explain how such an approach was inappropriate. The problem was, the Government specifically disclaimed such an approach during Professor Elzinga's testimony. Rather, Dr. Elzinga explained, and the Government's complaint clearly said, that all procurements of high function core HR software were in a single market, and all procurements of high function core financial software were in a second market. Two markets, not many markets.

TRIAL DAY 11


The Judge agreed to hear the testimony of Dr. Campbell over the Government's objection of relevance (i.e., Campbell was arguing against something the Government was not even asserting), but the Judge came back to ask Campbell later in the testimony whether any of what he had said made any difference, given the Government's market definition. (Campbell maintained that there was still some relevance.)

Then it turned out that Professor Campbell had not even done a study. Rather, he took a set of assumptions given him by Oracle's attorneys, and from those assumptions, he concluded that the Government's conclusions were incorrect.

But some of Campbell's assumptions seemed dubious, and contradicted by the evidence in the case. For example, Campbell assumes that HR and financial management software are "durable goods" -- like the washers or dryers you buy at Sears -- that last 10 years. Software code doesn't wear out, Campbell reasoned. But on cross, the witness was confronted by all the testimony of customer witnesses saying they needed frequent upgrades to keep their software current. Campbell then maintained that customers might not need upgrades, particularly if they are in a "mature industry," in which case, to quote the witness, "the software may do just fine without upgrades."

TRIAL DAY 11


Few in the courtroom could believe their ears. The Judge had to make sure he heard it right:

     The Court:     "Well, Dean Campbell, we are talking here about financial
                    management and human relation software, and even if the company's business does not change, the tax laws change. I don't have to tell you as a former member of Congress that Congress -- (laughter) -- is always tinkering with the tax laws, they're tinkering with the employment laws, and all of these changes have to be built in and incorporated in these systems.

                    So an enterprise really has no choice but to maintain and upgrade the system going forward."

The witness agreed, but then asserted that the upgrade could be done by someone other than the vendor. "Who?" you might ask. A best-of-breed provider, said the witness. Now the Judge was really puzzled. "Where is that in the record before the court?" the Judge asked. The witness claimed to have read that information in Forrester and Gartner reports. The Judge next asked:

TRIAL DAY 11


                    "Well, doesn't this undermine your assumption that the product is durable?"

"No" said the witness. Actually, he said it was not a question that could be answered "yes" or "no."

Professor Campbell also assumes that customers had the option to "do nothing" -- that is not to buy new software if it was too expensive. In fact, Campbell claimed that "doing nothing" deserves its own market share. So that if you were representing the market shares of U.S. automakers, the results might read: "GM, 40 percent; Ford, 30 percent; Chrysler, 20 percent; doing nothing, 10 percent."

Once again, the witness was confronted with customer testimony about how customer after customer was required to purchase a new system because it had outgrown its existing system or because the vendor of the existing system had gone out of business. As the witness from Verizon observed:

                    "[T] the point is that you can't delay it [the purchase] much. You can't let these things simply quiesce and run your company the way they run it today. That's not an option."

Confronted with this testimony, Professor Campbell readily agreed that the fact a company can make one delay "doesn't mean it can delay for much."

TRIAL DAY 11


Professor Campbell actually made four additional assumptions, but constraints of time preclude me from describing the testimony on all these assumptions in similar detail. Suffice it to say that from these assumptions, Campbell concluded that "economic theory" was unable to predict whether prices would be higher or lower if there were three vendors, and two of them merged. The witness appeared to get the Judge's attention with that testimony:


     The Court:     "[A]re there other situations in economics where less is
                    better than more, which is what you seem to be saying?"

The witness gave a long-winded answer to the effect that a bilateral negotiation might produce a better combination of functionalities than a situation in which multiple vendors compete. "Well, why is that?" the Judge wanted to know. Because negotiation is different than bidding replied the witness. More questions from the Judge, who wanted to know, if you are building a house, why you wouldn't get a better price negotiating with several contractors instead of just one. The witness answered this question, but even after rereading his answer in the transcript, I'm not sure what he meant.

TRIAL DAY 11


But the Government attorney couldn't resist piling on. He confirmed the witness's testimony that "economic theory" cannot tell us whether having three vendor choices would produce better prices than just having two. Would that also be true, if there were only two vendor choices, going to one vendor choice post-acquisition? asked the lawyer. "Economic theory does not predict," replied the witness. All right, said the lawyer, suppose PeopleSoft, Oracle, and SAP were in a cartel. Would that result in higher prices? "No," said the witness. "It's indeterminate."

Suppose, that Oracle, SAP and PeopleSoft were all going to merge into a single company, the Government lawyer asked. Would that result in higher prices? "Economic theory does not predict the outcome of bilateral monopoly," said the witness.

Okay, the DOJ lawyer continued, you say that "economic theory" can't predict. But, he asked, do you have an opinion as to whether a merger of all three vendors in this market would result in higher prices? Professor Campbell said, "I'm saying I was not asked to, nor did I form such an opinion."

The Judge noted the contrast between Campbell's testimony and that of the customer witnesses:

TRIAL DAY 11

                    "The Court has heard testimony about a number of customers of high-function software that are very knowledgeable, very sophisticated individuals, and they have expressed concern about this merger.

                    Now, given their obvious knowledge about the business, their business, their knowledge about the product involved, what should the court make of this testimony?"

The witness replied that customers always complain about mergers, at least that was his experience when he held a high position at the Federal Trade Commission. So, in the end, the witness continued to refuse to agree with customers that a "three to two" merger will likely produce price increases.

Here is what the leading FTC economists now say on the FTC website about "three to two" mergers:

                    "It is probably in the mainstream of economics and antitrust that a merger in an industry with only three competitors in a well-defined market protected by barriers to entry is also likely to be problematic, absent convincing efficiencies or unusual facts. [A] merger of the two of the three significant competitors in

TRIAL DAY 11


                    a well-defined market appears to have an almost non-rebutable presumption of being anticompetitive."

As bad as it was for Oracle in the courtroom it was far worse out in the hall with the press. "Wasn't the Judge skeptical?" a reporter asked Dan Wall. "Why can't the witness predict higher prices if all suppliers merge?" another journalist wanted to know. Dan Wall's reply was to cite an editorial in the Wall Street Journal, arguing that the Government should not have brought this case. Then, a few words into a second or third answer, Wall just stopped, mid-sentence, and walked away from the press.

Tomorrow the Government's Microsoft witness testifies. Stay tuned.


[END]

THE GOVERNMENT RESTS

After submitting hundreds of pages of depositions, testimony and documents, the Government rested its case in chief following the testimony of its Microsoft witnesses on Wednesday and Thursday. So it's time to ask how the Government is doing in terms of proving its case. As I explained at the beginning of this journal, it is fair to use the Government's Pretrial Brief in which the DOJ laid out what it would try to prove, as a scorecard in this case. Here is my perspective.

First, the Government said it would try to prove that there are a group of customers who have only Oracle, SAP and PeopleSoft as potential vendors for core HR and core Financial software. This point has been proven in spades. Customer after customer has taken the stand to say just that. And, underscoring the point, Government expert witnesses have analyzed and displayed in court internal Oracle discount records that reveal in many cases the key competition for the account is between PeopleSoft and Oracle. The Government has demonstrated through the testimony of customers and experts, and through Oracle's own documents, that this competition is especially vigorous and has saved customers millions of dollars.

The best Oracle has been able to do is "pick around the edges," as a DOJ lawyer explained. Oracle has shown that large companies sometimes use outsourcing for a particular function, like payroll for example. And large companies sometimes use software from Lawson or other vendors to run a discrete division or function, but not for the enterprise platform. And customers sometimes use software of best-of-breed providers for particular functions. And, indeed, if the customer's IT department cannot get adequate funding, sometimes the deployments of enterprise HR or financial management platforms are delayed.

The press has sometimes sensationalized testimony about these subjects, characterizing such testimony as "admissions." This is not the case, in my opinion. In fact, it is important to understand what Oracle has not been able to prove. No Government customer witness has agreed under cross-examination that it could just as well use software from some company other than the Big 3 for its HR or financial platform. They have all rejected this key Oracle assertion and they have all maintained that they would be harmed by the proposed transaction.

And, in a display of documentary and testimonial support, the Government has been able to show that Oracle's internal documents (the very documents Oracle lawyers tried to avoid producing), as well as the testimony of Oracle executives, support the Government's case. Who could forget Professor Elzinga's bar chart summarizing Oracle's own internal discount request forms, showing far more requests to discount against PeopleSoft than any other vendor. SAP was next.

But, then, in the words of Dr. Elzinga, it looked like the numbers "fell off a ledge." Here is Elzinga's chart:

[SEE CHART IN EXHIBIT (e)(23)(a) ATTACHED HERETO]

If those other sources of software -- outsourcers, Microsoft, Lawson, and the like -- actually constrained Oracle's ability to raise prices, Elzinga asked, why weren't they listed as justifications for discounts more frequently? In short, the Government made its point by testimony, by expert case study, and by a review of Oracle's own documents. One such document said it all:

     "Remember, SAP is not the enemy....  PeopleSoft is the enemy."

The Government's pretrial plan next argued that there are other customers, beyond those in the upmarket, that have more than 3 choices -- Oracle, SAP, and PeopleSoft to be sure, but sometimes another vendor, such as AMS or Lawson. In my opinion, the Government has proven this contention.

Oracle lawyers denied even the existence of a mid-market. But the testimony of Oracle executives like Chairman Jeff Henley, and the very organization of the Oracle salesforce into smaller customers and larger customer groupings, admitted the point away.

The Government showed that the competition from AMS is limited to financial software in some Government installations -- indeed, limited to Government installations where AMS is already running. And the Government showed through customer testimony and through the expert testimony of Harvard Professor Marco Iansiti (who actually analyzed all vendors' software) that Lawson's products cannot do the job in the upmarket, both for functional reasons and for lack of sufficient worldwide support.

Third, the Government has stated in its Pretrial Brief that the Big 3 vendors, through the knowledge they obtain in the sales cycle, know the needs of potential customers and therefore know which of the other vendors constitute actual competition for the account. The Big 3 vendors can therefore price discriminate -- charge more to some customers than others, depending on the customer's needs and the level of competition.

This has been proven through the testimony of PeopleSoft, the deposition testimony of SAP executives and through the admissions of Oracle's own executives. This is a key point. Government experts have demonstrated that Oracle's own discount documents show key evidence of price discrimination. So even if Lawson competes for an occasional upmarket account, that competition will not constrain Oracle post acquisition in accounts for which Lawson is not a good substitute.

The proof goes even further, demonstrating that Oracle and PeopleSoft are head-to-head competitors for many accounts. The ability of the post-acquisition firm (Oracle) to price discriminate means that even some competition from SAP for those accounts will not prevent Oracle post acquisition from gouging those customers.

This proves the barriers to entry are substantial. If it would take even Microsoft years to become a viable competitor, Oracle would be able to price gouge post-acquisition.

So, all in all, the Government has presented a compelling case.

A word about the Government's presentation. Some analysts and reporters have criticized the Government's cross-examinations, in particular, as not always being as polished as those of Oracle's lawyers. But, in my opinion, the Government has conceptualized and put on a complicated case in a way in which all important parts come together at the end.

The Government began with Oracle customers, then PeopleSoft customers, assessing their procurements and the need for competition from PeopleSoft to guarantee the benefits of free market competition. The Government put on PeopleSoft executives to explain what the company makes and how it competes. The Government showed that Oracle executives under oath in deposition see the market in much the same way as PeopleSoft does. Ditto for SAP, whose testimony came in through deposition.

And, at the end, the Government experts, one traditional economist and the other a famous name in auction-based modeling, pulled it all together. From the perspective of traditional economics (represented by Professor Elzinga) the markets are highly concentrated, the barriers to entry are high, and the merger will produce anti-competitive results. Oracle's own discount forms demonstrate that. And from the perspective of economic effects, the result is equally clear. Dr. McAfee's analysis showed that PeopleSoft's competition has resulted in lower prices to customers and that without PeopleSoft's competition, prices would go up significant amounts. Three different lines of Dr. McAfee's analyses support the same conclusion.

I expect that Oracle will continue to pick at the studies by the Government experts. Perhaps they included an erroneous Oracle form or two. Perhaps they should have drawn the upmarket line as $600,000 as opposed to $500,000. Perhaps, perhaps, perhaps. The body of the Government's case has come into the record unscathed. No Government customer witness under cross-examination ended up agreeing with Oracle's lawyers. They all held their ground and rejected Oracle's contentions. There were no gaffes in the testimony of the three Government experts. Perhaps Oracle can continue to "nibble around the edges" but the experts themselves stood by their powerful conclusions.

[END]

TRIAL DAY 12:  JUNE 23, 2004

The judge released an order today, denying the media's request to unseal all highly confidential documents previously submitted into the record under seal and to unseal, as well, the report of Judge Legge, appointed as a special master in the case. The order pointed out that Judge Legge's report includes many confidential documents that did not end up becoming part of the record. The order agreed that many companies designated as "highly confidential" documents that really did not deserve that characterization, but the order said that the court had remedied that practice by permitting only appropriate documents to be kept confidential, and if some documents have been improperly designated, the court will deal with them on a case-by-case basis.

The first witness of the day was Richard Knowles, the vice president of Operations -- North America, for SAP America. Knowles was put on by Oracle. One of the SAP lawyers told me at the beginning of the trial that if Oracle called SAP as a witness, SAP's testimony would help the Government just as much as Oracle. That is precisely what happened.

TRIAL DAY 12


On direct examination, Oracle elicited testimony that SAP was a large global competitor, sufficient at least in the witness's view to compete for any customer in any vertical. The witness explained that SAP separated customers into categories based on revenue size, rather than functional needs. The witness claimed that an Oracle acquisition of PeopleSoft would result in more rather than less competition, and the witness claimed that SAP was "neutral" with respect to the Oracle proposal to acquire PeopleSoft, not taking sides on the issue. Finally, the witness identified internal documents that evidenced concern about competition from Microsoft.

In one puzzling bit of direct testimony, Oracle elicited testimony that SAP's internal discount request forms showed relatively little final round bid competition with either Oracle or PeopleSoft. Since Professor Elzinga has already shown that Oracle's forms show a great deal of head-to-head competition between Oracle and PeopleSoft, the testimony elicited by Oracle from Knowles appeared to confirm a key component of the Government's case -- that Oracle and PeopleSoft compete directly against each other far more often than either company competes with SAP.

On cross-examination, the SAP witness said a number of things that support the Government's position. First, with respect to

TRIAL DAY 12


Microsoft, the witness admitted that with all of Microsoft's efforts, that company could compete for only those customers up to $300 million in revenue -- the lower part of the mid-market. Next, the witness admitted that SAP's marketshares for the U.S. were different than its shares worldwide, bolstering the Government's view of a U.S.-only market. And the witness admitted that SAP had failed to capture significant U.S. business in a number of verticals, until including utilities and banking.

The witness testified that it might take three years for SAP's alliance with Accenture to generate a fully functional product, bolstering the Government's position that the product markets at issue in this case are hard to enter. The witness acknowledged under cross-examination that the view that an Oracle acquisition of PeopleSoft would produce more competition was simply the witness's personal view, and conceded that internal SAP documents recognize that a combined PeopleSoft/J.D. Edwards will be SAP's key competition for application software. The witness also acknowledged that SAP was not, in fact, neutral -- SAP had testified in the E.U. on Oracle's behalf, and the CEO of SAP had publicly criticized the DOJ for bringing this case.

All in all, it is difficult for me to see how the SAP appearance helped Oracle's case all that much.

TRIAL DAY 12


In the afternoon, Doug Burgum, senior vice president of Microsoft Business Solutions testified, out of order, as the final live Government witness. Burgum had been the CEO of Great Plains. In fact, he testified how he had mortgaged his family farm in North Dakota to seed the company and how he had taken the company public. When the company was sold to Microsoft, he became a key executive of that company, running all four Microsoft back-office product lines.

Burgum produced internal Microsoft documentation showing precisely the market segments by size and description that Microsoft products are aimed at -- all within the small enterprise and mid-market space. Burgum explained that not all customers fit neatly into a category; nevertheless, it is clear what markets Microsoft's products are intended to address. Microsoft mid-market products may also be targeted at subsidiaries and divisions of large corporations, provided the subsidiaries or divisions need a low level of functionality.

The witness went on to explain (and showed internal Microsoft documents to support his claim) that Microsoft has no intention to ever sell to large complex customers in the up-market. That market, according to the witness, requires a direct sales force

TRIAL DAY 12


and large amounts of support, and includes relatively few potential customers, as compared with the mass distribution markets that Microsoft focuses on.

Burgum described, and showed documents about, Microsoft's acquisition talks with SAP. Microsoft started those talks in response to Oracle's hostile tender offer, according to the witness. Of significant interest was the fact that Microsoft's internal analysis, made at the beginning of the SAP talks, concluded that Oracle's unsolicited tender offer, even if unsuccessful, would weaken PeopleSoft and distract its executives. The witness testified that the talks with SAP were abandoned when Microsoft focused on how difficult integration of such a large acquisition would be.

Most significant was Burgum's testimony about the heretofore secret details of Microsoft's "Project Green." According to the witness, Microsoft is writing a common code base to integrate all four of its product lines (each product line came to Microsoft through acquisition of a company). Release of the first version of this new code base is dependent upon the prior release of a new Microsoft operating system, and a new Microsoft server product, both code named "Longhorn." According to Burgum, the new application product, Project Green, will not likely be

TRIAL DAY 12


initially released until 2008 or 2009, at best, and the new product will not get even the functionality of the existing Microsoft mid-market products until about 2011.

Oracle's cross-examination did not seem well focused. Oracle first attempted to show Microsoft's bias, by arguing that Oracle's tender offer would endanger Microsoft's database business. Then, Oracle attempted to prove that Microsoft was already selling into the up-market--something Oracle would have to prove in order to demonstrate the potential of timely entry by Microsoft, given the fact that Microsoft's new product won't be ready until 2011. But Dan Wall, Oracle's attorney, could show, at best, only one or two large Microsoft application customers, and some internal prospect lists, claiming a handful of opportunities. In any case, the witness explained that he had set up an internal clearance procedure to make sure that Microsoft salesmen did not sell its product into large accounts, beyond the capabilities of those products. And the witness stuck to what the internal document showed -- that Microsoft does not target anything larger than the upper mid-market.

Wall also attempted to get the witness to agree that the up-market is saturated, with few new procurement opportunities. But out in the hall, after the court session, the press wondered how

TRIAL DAY 12


Oracle could argue on the one hand that Microsoft wanted to enter the up-market, but at the same time claim that the up-market was saturated. Why would Microsoft invest hundreds of millions of dollars to enter a saturated market?

Oracle originally planned to call its own Microsoft witness, but Wall suggested that Oracle would forego that opportunity. Given the state of the record, it is difficult to see how Oracle can prevail on the issue of Microsoft's potential entry. It is one thing to suggest to the press that Microsoft is really lying and actually intends to go into the up-market, however implausible that seems. But proof in court is something altogether different. Oracle must prove that entry by Microsoft is "likely," "timely," and of sufficient competitive scale before the law will recognize Oracle's claims. Right now, I believe Oracle is nowhere near to satisfying these requirements.


[End]

TRIAL DAY 13:  JUNE 24, 2004


Oracle lawyer Dan Wall began the day by announcing that Oracle will eliminate a number of the witnesses it previously intended to call, and that the trial might conclude the following Wednesday or Thursday.

The first Oracle witness of the day was Michael Sternklar, of FESCo, a division of Fidelity Investments. Oracle has argued that outsourcing is a major source of competition for the three (Oracle, PeopleSoft, and SAP) application software vendors, and FESCo, a large outsourcer, was expected to support Oracle's claim.

The witness did assert that business processing outsourcers ("BPO") have competitive advantages over traditional software vendors in terms of service offerings, but between the direct and cross, the witness admitted:

     1. FESCo only has 10 large customers, including its own parent company, and has plans to add only one new customer next year and five the following year;

     2. FESCo cannot provide services to employees located outside the U.S. even if its potential customers might be headquartered inside the U.S.; and

TRIAL DAY 13


     3. Most BPO companies run software provided by Oracle, SAP, or PeopleSoft. In fact, most run PeopleSoft software; FESCo itself runs Oracle software.

The witness testified that FESCo made an acquisition of some new software from IBM and that FESCo is in the process of rewriting and upgrading its software. The witness said that FESCo will offer this new product within 18-24 months and will migrate existing customers (all of which are running on Oracle) to that new platform within five years. However, he conceded that these goals are "aspirational." Under questioning from the judge, the witness admitted that there have already been significant delays in the "major rewrite" of its new product, currently in process.

Oracle's second witness of the day was Ken Harris, a consultant who markets his services under the name "Retail.In.Genius." Harris testified he had prior CIO experience at Taco Bell, Nike, and Gap. He expounded at great length about all the techniques he used to get vendors to lower their prices to him, including the alternative of "doing nothing." He emphasized with great

TRIAL DAY 13


gusto all the alternatives he claimed enterprise customers have for back-office software needs.

The direct testimony was punctuated by a chess match between Dan Wall and the Government attorney, Steven Kramer. Whenever Wall would ask a conclusary question about what enterprise customers do, Kramer would object on the ground that the witness could not testify beyond his experience at the three customers where he had been employed. Only witnesses qualified by the court as "experts" can testify more broadly, and this witness, Mr. Harris, was not qualified as an expert, argued Kramer. Wall kept suggesting that he might offer Mr. Harris as an expert, but he never did. So, the record of this witness's testimony is what is called "lay opinion," the weakest and least credible form of testimony.

Far worse for Oracle was the judge's response to Kramer's various objections. When Dan Wall argued that Mr. Harris should be able to give the same kind of testimony that the Government's customer witnesses had, the judge himself pointed out that, unlike those customers, Mr. Harris was a "paid witness." Touche. Equally telling to me was the fact that the judge had no questions of his own for this witness.

TRIAL DAY 13


I would have been tempted to pass on the opportunity to cross-examination someone who even the judge understood was a "paid witness." But Kramer had even more for the record. Mr. Harris admitted under cross that only one of the three procurements he talked about was a major procurement, and that occurred in 1989. More importantly, he conceded that during his entire job tenure for each procurement, he selected either PeopleSoft, Oracle, or SAP as a final bidder and winner. He also admitted that he never evaluated Lawson in any detail.

I have no idea what Oracle's lawyers were thinking when they decided to call the witness. I think it would have been better for them to have no customer testimony than to have, in opposition to all of the Government's customer witnesses, this paid witness.

The third Oracle witness of the day was the director of Personnel Service Delivery at Bank of America. He testified that prior to its merger with Fleet, the witness used PeopleSoft core HR products, along with many point solutions. Thereafter, as a result of Fleet's prior use of outsourcing, Bank of America has used FESCo, running Oracle software. Indeed, on cross-examination, the witness admitted that despite all this testimony about outsourcing, what basically happened with adoption of the Fleet system is that Oracle replaced PeopleSoft.

TRIAL DAY 13


Finally, DOJ officially concluded its case by playing a videotape of the deposition testimony of Orlando Ayala, a senior VP at Microsoft. Dan Wall had previously observed that the witness, like Madonna, goes by only a single name, in this case "Orlando." This piqued the judge's interest -- he subsequently commented about the interesting appellation.

Orlando's testimony hammered home the points the Government has made about Microsoft's effect on the high-function software market for HR and financial services. The witness testified:

     1. Non-established vendors have no sales opportunities with the largest customers, as it takes many years and substantial investment to enter the up-market, even if the vendor has a technically capable product;

     2. On the other hand, Oracle, SAP, and PeopleSoft, which are established in the up-market, have substantial opportunities;

     3. Microsoft's Axapta product is not capable of meeting the needs of multinational customers;

     4. Microsoft has scaled back its marketing messages in order to avoid overselling its product and producing failed implementations;

TRIAL DAY 13


     5. While Microsoft may occasionally get a large customer, Microsoft's offerings are not suitable for all such customers;

     6. Microsoft has over-emphasized its business software, and its real life experience in trying to break into even the mid-market as an application vendor has been "a humbling experience."

Following the Orlando videotape, the Government officially rested its case. Dan Wall moved for a "directed verdict" -- a routine motion at this stage of the case. The motion argued that the Government hasn't proven the basic elements of its case, so there is no point in making Oracle put on a defense.

Claude Scott responded by going down chapter and verse many of the proof points of the Government's case. The judge asked a couple of questions and took the motion under submission, to be ruled upon at a later time, perhaps not until a final decision on the merits.


[End]

TRIAL DAY 14:  JUNE 25, 2004


The judge began the day by telling both sides that he is going to order them to provide definitions to certain terms. They are to work together to provide agreed-upon definitions, if possible, and otherwise, they can each submit a set of definitions. The terms include "high-function software," "function," "ERP," and "EAS."

I believe the judge asked for these definitions because he has begun to think about writing his opinion in this matter. Typically, a judge's opinion in a complicated technology case will start with definitions of key terms used in the decision, so the reader does not have to be versed in industry jargon to get the gist of what the judge is saying.

The judge gave no indication as to how he will rule on this matter. But it is hard to view the fact that he is asking for a definition of "high-function software" -- something Oracle claims does not exist -- as a happy development for Oracle. Nevertheless, out in the hall at the break, Oracle's lawyers told the press, and some journalists dutifully reported, that the judge's request "appeared to be questioning the basis of the Government's case."

TRIAL DAY 14


Oracle called its own Executive Vice President of Application Development, Ron Wohl, as the first witness of the day. Wohl made three basic points in his direct testimony:

     1. Scalability: Wohl said scalability of application code is "not a primary constraint" on the ability of enterprise software to serve large numbers of users and hence, a company like Microsoft can scale its mid-market product to serve much larger concerns;

     2. Integration: Wohl said that EAS suites are best suited to smaller companies, while larger companies operate a wide variety of software;

     3. Innovation: Wohl claimed that competition is but one driver for innovation and that Oracle adds new features not so much to compete with PeopleSoft, but to satisfy customer demand.

Before the Government lawyer could even begin his examination, the judge began to ask Wohl questions. Under questioning from the judge, Wohl conceded that an application can scale easily to larger numbers of employees only if other needs remain constant. The Government lawyer followed this up, getting Wohl to concede that complex scalability issues cannot be solved through

TRIAL DAY 14

architecture alone (as he had testified on direct) but also must be addressed in the software code.

The Government lawyer, Phil Malone, next showed Wohl internal Oracle documents and got him to admit that PeopleSoft's innovations (and superior HR products) forced Oracle in turn to innovate. This is an important concession. The Government has already shown that head-to-head competition with PeopleSoft produces lower Oracle prices to customers. Now the Head of Application Development of Oracle conceded (and his own documents confirmed) that head-to-head competition with PeopleSoft produces greater innovation by Oracle. Showing that competition between the merging companies has produced lower prices and greater innovation is the key to the Government's case.

Anticipating arguments that I expect Oracle will make in the coming days, Malone also forced Wohl to concede that Oracle's products, such as application servers and integration products, are not substitutes for enterprise applications. Finally, under cross, Wohl admitted that he was not consulted regarding plans for R & D head count post-acquisition and that head count numbers he provided in that regard are "speculation."

TRIAL DAY 14


Oracle's final witness of the day was Safra Catz, its Co-President and a board member. Oracle's other Co-President, Chuck Phillips, was publicly leading the effort to acquire PeopleSoft until about the time his rather unfortunate "oligopoly" language came to light, at which point Catz seemed to become the primary spokesperson on the issue.

Catz tended to give long-winded answers to nearly every question, so the significance of what she said, particularly on cross-examination, seemed to be lost in media reports. Catz's first major point was that Oracle sales for what the Government calls "high-function software" (more precisely, Oracle's sales of HR and financial platforms to large corporations) are "chump change." Such sales totaled about $18.6 million for the first three quarters of 2003. Her point was that any anti-competitive effects of the proposed acquisition on such sales would be more than offset by the large efficiencies the deal will net for Oracle.

But on cross, the Government lawyer, Claude Scott, showed data making it clear that the Oracle-PeopleSoft rivalry is hardly over "chump change." Scott showed the witness internal Oracle win-loss data revealing that for a single quarter during the relevant period, Oracle won only three deals against PeopleSoft. But PeopleSoft won 11 deals against Oracle, and the two companies were continuing to compete over no fewer than 59 deals in the pipeline.

TRIAL DAY 14


Second, on direct examination, Catz contrasted her view of the trivially small affected product market with the vast savings she claims Oracle will achieve in the transaction. She presented a "model" -- a set of formulas and relationships -- to demonstrate what would happen to the two companies post-acquisition. Her point was that the post-acquisition company will be able to function at a higher scale. She said she got this idea after PeopleSoft proposed that it acquire Oracle's application business in 2002. Catz said the idea for a more efficient, combined company was first proposed to her at a meeting with PeopleSoft CFO Kevin Parker.

Catz's testimony on the post acquisition company goes to the antitrust issue of "efficiencies." If a proposed deal will cause untoward concentration and likely decreases competition, the defendant can still prevail if it can show that the deal will make the post-acquisition company so much more efficient -- in certain specified ways -- and these efficiencies will be passed on to consumers in the form of lower prices.

TRIAL DAY 14


There are several unusual aspects of Catz's model. Of course, it is normal in an antitrust case for a defendant to argue that the proposed deal will make the merged company more efficient. But this type of testimony usually comes into the record as a learned study prepared by a distinguished expert. Here, Oracle is presenting its efficiencies study through a lay witness. Indeed, Claude Scott established on cross that none of Oracle's distinguished economic experts, nor even Ron Wohl, the Oracle executive in charge of application R & D, were consulted with regard to the numbers in the model. From the testimony, it appears that Catz and Ellison just took a pre-existing model developed to evaluate potential acquisitions of J.D. Edwards and Lawson, and made up numbers for a proposed PeopleSoft acquisition. Scott established on cross that there are no extant work papers that show how Catz and Ellison calculated the various numbers put into the model.

Catz's model showed that Oracle can save over $1 billion a year post-acquisition by firing about 6,000 PeopleSoft/JDE employees. Scott established that under the model, the post-acquisition firm would keep virtually no PeopleSoft sales and marketing personnel (because it won't be selling and marketing PeopleSoft products) and only about half of PeopleSoft's development personnel (who would work on the next generation Oracle product). The large numbers of fired employees got most of the headlines.

TRIAL DAY 14


But to me, the most important part of the testimony was Catz's admission, under cross, that there are no features that PeopleSoft products have that Oracle could not develop on its own -- without acquiring PeopleSoft. Indeed, Catz admitted again and again that Oracle and PeopleSoft HR and financial management offerings are virtually identical. She also admitted that Oracle wants PeopleSoft for its customers, and perhaps for some of its developers, but not for any of its technology.

The key foundational claim of the Government's case -- found in the Government's trial brief among many other places -- is that by this tender offer, Oracle is trying to acquire PeopleSoft's customers without competing for them in the free market. Catz admitted the point. And further, the Government argues that Oracle will inflict upon customers enormous switching costs, and upon thousands of people the burdens of job loss, not to get some greater functionality that will be used to create a better product, but to be able to sell PeopleSoft customers all the various products Oracle makes.

Catz admitted that post-acquisition, new Oracle application products, like the current products, will only run on the Oracle database. She said PeopleSoft customers who choose to migrate to

TRIAL DAY 14


the new Oracle applications will be given an Oracle database free at first (this is a wholly new claim, not found on the Oracle website, as far as I know) and that Oracle will do whatever possible to facilitate the migration to the new platform. Of course, Catz admitted that Oracle will not pay the costs of re-implementation and integration for both applications and a new database -- costs that are at least seven to eight times the cost of the software itself, according to prior witnesses.

Catz also admitted that had Oracle acquired J.D. Edwards or Lawson, Oracle would have increased maintenance prices to the customers of those companies.


[End]

TRIAL DAY 15:  JUNE 28, 2004

Oracle lawyer Dan Wall began today by announcing that Oracle will not be calling PeopleSoft CEO Craig Conway as a witness after all. Oracle has had Conway on its witness list since Oracle's initial witness designation in April. Oracle claimed that it would question Craig for six hours, more than any other witness. When I asked the Court to cut the amount of time Oracle proposed to interrogate Conway, Oracle insisted that it needed the full six hours. Now it turns out that Oracle has decided that it doesn't need Craig's testimony at all.

Perhaps Oracle never did intend to call Craig -- and only went through the process of subpoenaing him for PR reasons or to attempt to distract him from focusing on business. Or perhaps Oracle's lawyers actually intended to call Craig, but finally came to their senses. We'll never know. But it seems clear to me that Craig's testimony would have severely damaged Oracle's case. Craig would have explained that PeopleSoft has gone through the past year, retaining the trust of customers and employees, in the face of Oracle's unsolicited tender offer. It would have been powerful testimony, but we won't see it, because Oracle apparently decided it was afraid to examine Craig in open court.

TRIAL DAY 15



After the announcement abandoning Craig's interrogation, Oracle put on its first witness of the day, John Coughlan, CEO of Lawson Software. Throughout the trial, Oracle has touted Lawson as a rising upmarket competitor, sufficient in its own right to prevent Oracle from raising prices following an acquisition of PeopleSoft.

On direct, Coughlan took issue with statements made by government attorneys to the effect that Lawson is "not a serious player" in the upmarket and is "not likely to be" in the future. Coughlan spoke of his successes among large, complex customers, especially in health care, retail, and the public sector, listing several marquee customers in each vertical. Coughlan claimed that Lawson has competed with Oracle and PeopleSoft on "almost every account."

But the cross-examination turned into a disaster for both Lawson and Oracle. Here is the lead from INFORMATIONWEEK:

     CEO John Coughlan, testifying at the Oracle antitrust trial, tried to paint his company as more than a mid-market business software vendor, but was confronted

TRIAL DAY 15


     with examples of enterprise customers that the Justice Department used as examples of failure.

     Lawson Software, Inc. and CEO and president John Coughlan had a bad day Monday.

If anything, I think that INFORMATIONWEEK understates the extent of the carnage. On direct, Coughlan hyped the fact that he had taken his company public. On cross, he admitted that he had taken the company out at $14 a share, and it was now trading at $7 a share. In 2003, it was revealed, Lawson had a net operating loss. Government attorney Claude Scott then showed example after example of Lawson problems that left customers dissatisfied, and having to turn to Oracle and PeopleSoft. He backed up each example with internal Lawson documents and customer memoranda.

MasterCard complained to Lawson about inadequate payroll technology, for example, and concluded that it was not interested in Lawson's software because of lack of functionality. Scott next showed that the City of Dallas, after installing Lawson's product, complained of not being able to pay its police and firemen. The witness acknowledged that the City of Dallas stopped paying Lawson.

TRIAL DAY 15



Scott showed that both Johnson & Johnson and McGraw-Hill, used as examples of Lawson trophy customers in the direct examination, rejected further Lawson purchases, because of Lawson's inadequate functionality. And so it was, account after account. Problems at Hyatt Hotels, problems at Northrop Grumman, etc. And more product deficiencies. Lawson can't support Asian languages, Lawson has little revenue from international customers, etc. Coughlan had claimed in direct testimony that his company had sales to many customers in excess of $500,000 in licensing revenues, but on cross it was revealed that his list included services, not just licensing revenue. Lawson, it turns out, has an R&D budget about 7 percent of that of PeopleSoft.

Finally, Scott turned to full-page ads in the WALL STREET JOURNAL which Lawson took out to publicly thank Oracle for putting Lawson in the same market as PeopleSoft and SAP, based on Oracle's rhetoric in this trial. The witness admitted that his company had spent more than $300,000 on these "Thank you Oracle" ads.

In the afternoon, Oracle put on one of its principal economic experts, MIT Professor Jerry Hausman. Hausman testified for several hours, attacking the testimony of both of the government's principal experts, Ken Elzinga and Preston McAfee.

TRIAL DAY 15


Hausman first criticized Elzinga's work, finding that the relevant market should be worldwide (or at least Europe and the United States), rather than just the U.S. He next claimed that the product market was poorly and vaguely defined, and claimed that the market should include competition from outsourcers, and from Microsoft, AMS, and Lawson. Actually, the government experts included AMS and Lawson in their analysis, but Hausman claimed those companies were insufficiently represented in the government's data set.

Hausman said his own studies showed that between AMS and Lawson, the two companies covered half of the relevant market, and would keep Oracle post-acquisition from raising prices. He went on to explain that he thought Lawson would constrain Oracle post-acquisition, even though Lawson is present in just a couple of verticals, because Lawson would move to additional verticals if Oracle tried to raise prices. How Lawson would be able to do this was never explained.

Hausman also claimed that because few financial or HR products are sold without the inclusion of products from other pillars, resulting in blended pricing, these sales "in bundles" would in some way constrain Oracle from raising prices on financial and HR software. And Hausman testified that the largest customers get

TRIAL DAY 15


the largest discounts, so there really isn't a class of customers to price-discriminate against.

Most of Hausman's testimony was directed against Professor McAfee's work. McAfee had testified extensively as to the anticompetitive effects of the proposed acquisition -- likely substantial price increases and a diminution in innovation, in McAfee's opinion. Hausman, on the other hand, argued that this case was not proper for a "unilateral effects" approach because the elimination of PeopleSoft would not affect price, post-acquisition. According to Hausman, customers involve only 1-2 vendors in pricing negotiations. Furthermore, he ran his own regression analyses, getting results different from McAfee; according to Hausman, the presence of additional vendors does not result in lower prices.

As the day went on, Hausman's testimony seemed to get more and more extreme. He claimed that his study showed that SAP constrains Oracle's prices just as much as PeopleSoft -- notwithstanding the fact that Oracle's own discount forms show much greater competition from PeopleSoft. He claimed that just two vendors, SAP and Oracle, would provide sufficient competition to keep Oracle from raising prices post-acquisition, despite the testimony of customers, conspicuously including Oracle's

TRIAL DAY 15


customers, to the contrary. Hausman concluded that prices would not rise at all after the acquisition, and innovation would not be affected by the absence of PeopleSoft.

Hausman's direct testimony ended at the conclusion of the court day. He will be cross-examined tomorrow.

[END]

TRIAL DAY 16:  JUNE 29, 2004


There was only a half-day of court time available today, and the cross-examination of one of Oracle's principal economic experts, Jerry Hausman, consumed all of it. Hausman was cross-examined by Government attorney Sandy Adler. Sandy came into town from Washington just for the cross-examination; he has no other role in the case. In fact, whenever Jerry Hausman testifies as an expert against the Government, Sandy Adler comes into town to cross-examine him. This is like having a "defense specialist" on the bench of your basketball team that you bring into the game just to shut down the other team's shooting guard.

Before the cross-examination started, Hausman stopped by to talk to someone in the row behind me. In a stage whisper everyone could hear, Hausman said, "[the] last time Adler cross-examined me, I made minced meat out of him." Well, not today, Jerry.

Adler's manner is scholarly rather than accusatory. When he burrows in on the wording of the expert's written report, it sounds like he is exploring the subtleties of a scholarly tract. He sounds well versed in economics and statistics -- and he looks like he could be an expert witness himself.

Today, aided by the witness's own demeanor, Sandy started with a few real zingers. Sandy's first job, I believe, was to attack the witness's credibility -- to make the witness sound like he is

TRIAL DAY 16


given to overstatement and exaggeration, and therefore should not be believed. Sandy showed on the screen a sentence from Hausman's written report in this case, in which Hausman claimed that Professor Elzinga's reliance on the testimony of PeopleSoft executives is:

     "Akin to using the testimony of a drug dealer to decide that crack cocaine is good for you."

"Did I read that correctly?" Sandy asked. "Yes," Hausman replied.

Next, Sandy raised the issue of how Oracle's "efficiency story" was prepared. In an earlier journal installment, I explained that in all cases I have been involved in, efficiency justifications are made through learned economic studies, put into the record through expert testimony. Here, Safra Catz herself did the efficiency study. This is extremely unusual.
Sandy asked Hausman if Hausman did any original research on Oracle's efficiency report. Hausman claimed that he had. So Sandy read into the record Hausman's deposition testimony in which Hausman said, "I did no original research. I took what Oracle had done and tried to look at it...."

Next, Sandy read the witness a statement from Oracle's white paper submitted to the Department of Justice during the investigatory phase of this matter. During that phase, Oracle used a different economic expert, Fredrick Warren-Boulton, but

TRIAL DAY 16


the earlier expert report was still submitted in Oracle's name. The Oracle economist at the earlier phase (Warren-Boulton) submitted a report saying that the "markets for EAS software functions similarly to auction or other bidding markets in important respects." This is precisely the point that Professor McAfee, a Government expert witness, made earlier in the trial.

Everyone in the courtroom knew that Hausman would have to contradict the expert report Oracle itself submitted to the Department of Justice. That was embarrassing enough. But Hausman went further and said:

     "I want to say this in the nicest possible way, but Dr. Warren-Boulton, in my view, is an extremely poor economist. So there is no reason I would agree with him."

Wasn't Warren-Boulton formerly the head of the Economics Department of the Antitrust Division, Adler asked. "That's true," replied Hausman. Asked whether he even bothered to read the earlier economist's report, Hausman said that he started to, "[b]ut I thought it was of extremely poor quality, so I stopped very early on."

So you reject the view of Oracle's previous economic expert, Sandy wanted to know. "Not only rejected that view, I rejected all his views. ...I wouldn't take very seriously what he had to say."

TRIAL DAY 16


Adler next turned to the issue of whether Oracle post-acquisition would be able to raise prices. On an earlier trial day, Oracle expert witness Tom Campbell said he could not say whether, if Oracle, PeopleSoft, and SAP all merged into a single firm, that firm could raise prices.

Hausman did Campbell one better. Hausman started by claiming that if all three vendors merged into a single firm, that firm COULD NOT raise prices. Actually, when Hausman equivocated on the stand, Adler played his deposition testimony on the court monitors.

Then Hausman claimed that even if all vendors of packaged software joined together, they COULD NOT raise prices. Again, the witness equivocated, so Adler played the witness's deposition testimony in which Hausman claimed that even if all vendors of packaged software joined together, they would not satisfy the "hypothetical monopolist test" of the Merger Guidelines. On the witness stand, Hausman retracted his earlier position (also given under oath), and claimed that the companies could raise prices for financial software, but he was not sure about HR software.

Adler pressed the point. Did the witness ever correct his prior erroneous testimony that he was now retracting? After all, the witness made many other corrections to his deposition transcript.

TRIAL DAY 16


The witness said he just corrected the typos in his transcript. "But you couldn't tell the other side that you've changed your entire view of the market?" asked Adler. The witness said, "No," and provided explanation.

The next subject in the testimony was a key to the Government's case. Hausman said in his direct testimony that he had conducted his own regression studies and those studies showed that when additional bidders were added to the mix, prices did not go down -- that is, increasing the number of competitors does not result in greater competition in the form of lower prices. This is Oracle's fundamental position. But through elaborate and difficult interrogation of a hostile witness, Adler got Hausman to admit that whatever the general truths of Hausman's statements on adding bidders, Hausman's own studies showed that adding PeopleSoft as a competitive bidder induces Oracle to give over a 10 percent greater discount.

Then the witness went on to contradict the next Oracle expert, Dale Kutnick, who hasn't even testified yet. Hausman said he doesn't expect "technological breakthroughs in the industry." But Kutnick is expected to argue that there will be changes in technology so dramatic that the Government should stop worrying about whether Oracle can increase prices post-acquisition.

TRIAL DAY 16


There was an extensive discussion about whether large customers actually pay lower prices for the same software. On direct, Hausman said they do. But on cross, his testimony was equivocal. Even the judge repeatedly asked questions about this. Hausman agreed that large corporate customers pay more per seat than smaller customers, but he also argued that they are not buying the same product. The Judge seemed baffled by that explanation.

Finally, Adler asked Hausman when certain data he presented in his direct testimony had been prepared. Adler made it clear that the data had not been provided to the Government, as required by the court's procedures. Hausman admitted he had made the calculations days ago. Adler made it clear that Hausman had done a lot of work since his deposition was taken and his expert report was filed, but none of that had ever been given to the Government. Adler then revealed that Hausman had previously been sanctioned by a federal court for not providing information to the other side in an appropriate manner. The court in that case struck Hausman's entire testimony and the court of appeals affirmed that decision.

[End]

Important Additional Information
PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 regarding Oracle's tender offer. PeopleSoft stockholders should read the
Schedule 14D-9 (including any amendments or supplements) because these documents contain important information. The Schedule 14D-9 and other public filings made by PeopleSoft with the SEC are available without charge from the SEC's website at www.sec.gov and from PeopleSoft at www.peoplesoft.com.